February 24, 2011

Kevin Vaughn & Tara Harkins

Securities & Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Schmitt Industries, Inc.
Form 10-K for the fiscal year ended May 31, 2010
Filed July 30, 2010
Form 10-Q for the quarter ended November 30, 2010
Definitive Proxy Statement on Schedule 14A
File No. 000-23996

Dear Mr. Vaughn and Ms. Harkins:

Schmitt Industries, Inc. (the “Company”) is in receipt of your letter dated February 11, 2011 regarding the above referenced filings and provides herein the Company’s responses to the staff’s comments in your letter. Please note in responding we have repeated your comments followed by the Company’s responses.

Form 10-K for the fiscal year ended May 31, 2010

Item 8. Financial Statements and Supplementary Data, page 22

Comment no. 1 – “Please explain to us the nature and significant terms of your arrangements with distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations. Within your discussion, please explain to us if you grant price concessions to your distributors and if so, tell us how you account for price concessions.”

Company’s Response:

The nature of our relationships with distributors is that they are resellers of our products. They typically do not place orders until they have firm orders from their customers for our products and they do not stock inventory. They act mostly as sales agents and their terms are consistent with those of other customers. We do not have any post shipment obligations or acceptance provisions other than our standard warranty obligations, which are generally one year from the date of shipment. Price concessions, if any, are granted and recognized as reduced selling prices or as a discount from established price lists and are accounted for in the amount of revenue recognized at the time of shipment. There are not any future volume and incentive pricing concessions recognized or adjusted during subsequent periods.

Note 4, Income Taxes, page 30

Comment no. 2 – “We note on page 32 that you present a $450,833 decrease within your rollforward for unrecognized income tax benefits during fiscal 2009 related to tax positions settled. We further note that you completed an examination of your federal tax returns for the years ended May 31, 2005 through 2007

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during fiscal 2009. Please explain to us in more detail why you have recognized a $450,833 decrease for your tax positions settled during fiscal 2009. Within your response, please clarify to us whether the examination was an internal exam or a completion of your income tax returns by the IRS.”

Company’s Response:

The Company adopted the provisions of ASC 740 related to the uncertainty in income taxes recognized in the Company’s financial statements on June 1, 2007. When the Company adopted these provisions, we recorded liabilities for uncertain tax positions taken for income tax returns that were filed for those years prior to June 1, 2007. During the third quarter of fiscal 2009, the Company completed audits by the IRS for the tax years ended May 31, 2005 through 2007. As a result of the IRS completing their procedures and audits and the fact that the IRS did not have any findings or adjustments related to those years, the Company reversed the previously recorded liabilities related to uncertain tax positions as those years were either closed by statute or the issues for which we had accrued a liability for an uncertain tax position were effectively settled. In arriving at the conclusion the positions had been settled, we considered the following with respect to the IRS examination: 1) the IRS had completed its examination procedures, 2) we do not intend to appeal or litigate any aspect of the examination findings and 3) the probability of further review of the issues by the IRS is considered remote.

Item 11. Executive Compensation, page 43

Comment no. 3. – “It appears from the disclosure on page 11 of your definitive proxy statement that the summary compensation table includes only compensation “paid by the Company.” Please tell us, with a view towards amended disclosure, how the information in that table accounts for the consulting fees mentioned on pages 37 and 38 of your Form 10-K. Also tell us how compensation information disclosed in prior annual reports on Form 10-K reported such fees.”

Company’s Response:

The 40% of the $8,000 monthly consulting fee paid to the Company by PulverDryer USA, Inc. that was due to Wayne A. Case was paid to him by the Company from November 2004 through February 2010 and reported as part of Mr. Case’s salary in the Form 10-Ks covering that period. This contract with PulverDryer was terminated in February 2010.

Item 11. Executive Compensation, page 43

Comment no. 4. – “The disclosure regarding “expense recognized for financial reporting purposes” in note 2 on page 11 of your definitive proxy statement does not appear to comply with Item 402(n)(2)(vi) of Regulation S-K, as revised by Release No. 33-9089 (Dec. 16, 2009). Please revise future filings accordingly.”

Company’s Response:

Your comments are duly noted and future filings will be revised as appropriate.

Form 10-Q for the Quarter Ended November 30, 2010

Item 4. Control and Procedures, page 21

Comment no. 5. – “We note your disclosure that your “Chief Executive Officer and Chief Financial Officer have concluded that [your] disclosure controls and procedures are effective to ensure that information required to be disclosed by [you] in the reports it files or submits under the Securities

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Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).”

Company’s Response:

Your comments are duly noted and future filings will be revised as appropriate.

Definitive Proxy Statement on Schedule 14A

Director Qualifications, page 5

Comment no. 6. – “From your disclosure on page 6 that your board and nominating committee “believe” the board should represent diverse viewpoints, it is unclear whether that committee or you[r] board actually considers diversity in identifying nominees. In future filings, please disclose clearly whether, and if so how, your nominating committee and board considers diversity in identifying nominees for directors.”

Company’s Response:

Your comments are duly noted and future filings will be revised as appropriate.

Management of Schmitt Industries, Inc. would like to acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this adequately responds to your questions, but we would be happy to provide you with more information should you require it.

Sincerely,

Schmitt Industries, Inc.

/s/ Jeffrey T Siegal
Jeffrey T Siegal Chief Financial Officer and Treasurer